UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2020
Commission File Number 001-36866

 SUMMIT THERAPEUTICS PLC
(Translation of registrant’s name into English)

136a Eastern Avenue
Milton Park, Abingdon
Oxfordshire OX14 4SB
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F  ☒            FORM 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 9, 2020, the Board of Directors of Summit Therapeutics plc (the “Company”) appointed Jos Houbiers as Chief Medical Officer of the Company. Dr. Houbiers will receive an annual salary of £254,993 in his capacity as Chief Medical Officer.

In connection with his appointment, Dr. Houbiers was granted options to buy 320,000 American Depositary Shares (“ADSs”) in the aggregate. Of the grant to Dr. Houbiers, 300,000 of the options to buy ADSs have an exercise price of $3.31 per ADS, and 20,000 of the options to buy ADSs have an exercise price of $3.17 per ADS. The exercise prices of the options to buy ADSs represent the closing prices of the Company’s ADSs listed on the Nasdaq Global Market on July 8, 2020 and July 9, 2020 respectively, the dates of each applicable grant.

In addition, the Company granted options to buy ADSs to Ventzislav Stefanov. Dr. Stefanov was granted options to buy 200,000 ADSs in the aggregate, with the grant having an exercise price of $3.31 per ADS. The exercise price of the options to buy ADSs represents the closing price of the Company’s ADSs listed on the Nasdaq Global Market on July 8, 2020, the date of the grant.

The grants to Dr. Houbiers and Dr. Stefanov shall vest in four equal annual installments with the first such installment occurring on the one year anniversary of the applicable grant date, subject in each case to the satisfaction of certain performance targets to be established by the Company’s Board of Directors.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: July 9, 2020	By:	/s/ Robert Duggan
Robert Duggan
Chief Executive Officer